UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934
Amendment No. 3

FINJAN HOLDINGS, INC.

(Name of Subject Company)

FINJAN HOLDINGS, INC.

(Names of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

31788H303

(CUSIP Number of Class of Securities)

Philip Hartstein

President and Chief Executive Officer

Finjan Holdings, Inc.

2000 University Avenue, Suite 600

East Palo Alto, CA 94303
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jason Day

Jeffrey Beuche

Kara E. Tatman
Perkins Coie LLP
1900 Sixteenth Street, Suite 1400
Denver, CO 80202
(303) 291-2300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Finjan Holdings, Inc. (the “Company”) with the Securities and Exchange Commission on June 24, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CFIP Goldfish Merger Sub Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of CFIP Goldfish Holdings LLC (“Parent”), a Delaware limited liability company, to purchase all of the issued and outstanding Company’s common stock, par value $0.0001 per share (each such share, a “Share,” and collectively, the “Shares”) at a purchase price equal to $1.55 per Share (the “Offer Price”), net to the seller in cash, without interest and less any applicable taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2020, and in the related Letter of Transmittal, in each case, as may be amended from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8.  Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately before the heading “Forward-Looking Statements.”:

“Expiration of the Offer.

At 12:00 midnight, Eastern time, at the end of July 22, 2020 (one minute after 11:59 p.m., Eastern time, on July 22, 2020), the Offer and withdrawal rights expired as scheduled and was not extended. The Depositary and Paying Agent has advised Parent and Offeror that, as of the expiration time, a total of 21,295,218 Shares (excluding Shares tendered pursuant to Notice of Guaranteed Delivery) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 76.5% of the then-outstanding Shares. In addition, the Depositary and Paying Agent has advised Parent and Offeror that, as of the expiration time, a total of 55,605 Shares were tendered by Notice of Guaranteed Delivery, representing approximately 0.2% of the then-outstanding Shares.

The number of Shares tendered (excluding Shares tendered pursuant to Notice of Guaranteed Delivery for which Shares were not yet delivered) satisfies the Minimum Condition. All conditions to the Offer have been satisfied or waived, and Offeror accepted for payment, and will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer, the Offeror acquired a sufficient number of Shares to complete the Merger without a vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Accordingly, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, and in accordance with Section 251(h) of the DGCL, the Offeror expects to be merged with and into the Company without a vote of the Company’s stockholders. In connection with the Merger, at the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares held by the Company (or held in the Company’s treasury) or its subsidiaries, Shares held by Parent, Offeror or any other direct or indirect subsidiary of Parent or Offeror or any person that directly or indirectly owns all of the equity interests in Parent or Offeror or any Shares held by any person who is entitled to and properly demands statutory appraisal of his, her or its Shares under Section 262 of the DGCL in connection with the Merger) will be converted automatically into, and thereafter represents only the right to receive, the Merger Consideration, which is a cash amount per Share equal to the Offer Price, without interest and less any withholding of taxes required by applicable law. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

On July 23, 2020, affiliates of Fortress issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached hereto as Exhibit (a)(5)(D).”

1

Item 9.  Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(C) as follows:

(a)(5)(D)	Press Release issued by affiliates of Fortress on July 23, 2020 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO, as amended (File Number 005-82694)).

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2020

FINJAN HOLDINGS, INC.

By:	/s/ Philip Hartstein
Name:	Philip Hartstein
Title:	President and Chief Executive Officer

3